October 31, 2006

Yolanda Crittendon
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:                             ARTISTdirect, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2005
Filed April 28, 2006
File No. 000-30063

Dear Ms. Crittendon:

This letter sets forth the response of ARTISTdirect, Inc. (the “Company”) to the comments in your letter dated September 28, 2006 relating to the Company’s Form 10-KSB/A for the fiscal year ended December 31, 2005 (the “Form 10-KSB”) filed by the Company with the Securities and Exchange Commission on April 28, 2006.

For ease of reference, the comments of the Staff have been reproduced below in italics, and the Company’s response to each such comment has been set forth immediately thereafter, unless otherwise noted.

Form 10-KSB/A

Item 8 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Item 8A – Internal Controls over Financial Reporting, pages 37 - 38

1.                                       We have read and considered your response to comment one.  We note your statement that your chief executive officer and your chief financial officer “have concluded that the company’s disclosure controls and procedures were adequate as of the end of the period covered by this report to ensure that material information relating to the company’s consolidated operations is made known by senior management on a timely basis.”  It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective.  Please advise.

Response to Comment 1:

We have reviewed your comment to our prior response as noted above.  The Company proposes to further revise “Item 8A. Internal Controls Over Financial Reporting”, as presented below, to add the sentence highlighted in italics.

Evaluation of Disclosure Controls and Procedures. Under the supervision and with the participation of management, our Chief Executive Officer and our Chief Financial Officer, have carried out an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended.  Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that although our disclosure controls and procedures were adequate to insure that material information relating to our consolidated operations was made known to senior management on a timely basis, there were material weaknesses in our internal controls over financial reporting as of the end of the period covered by this report.  Our Chief Executive Officer and Chief Financial Officer identified weaknesses related to the segregation of duties and the review, approval and reconciliation of accounting data and entries.  We are addressing these issues by reviewing and revising our internal accounting policies and procedures, expanding the resources allocated to our accounting department and reviewing and revising our accounting and management information systems software.  We expect resolution of these issues to take several months.  Based on the foregoing, the certifying officers have concluded that the Company’s disclosure controls and procedures are not effective at this time.

Changes in Internal Controls Over Financial Reporting. Under the supervision and with the participation of management, our Chief Executive Officer and Chief Financial Officer also conducted an evaluation of our internal controls over financial reporting to determine whether any changes occurred during the fourth quarter of 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  Based on that evaluation, there has been no such change during the fourth quarter of 2005.

Note 9 – Acquisition of MediaDefender, Inc., pages 75 - 81

2.                                       We have read and considered your response to comments two and three.  Although the reset provision is under full control of the company, it appears that such notes would still not meet the definition of conventional convertible debt pursuant to EITF Issue 05-2 given that it has a feature wherein the conversion price is reset if you issue shares at a price less than a price equal to $2.25.  As a result, please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the convertible subordinated notes is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133.

3.                                       Also to the extent that the note issued to Broadband Capital Management LLC is subject to the same terms as the convertible subordinated note as described above, please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the convertible subordinated note is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133.

Response to Comments 2 and 3:

Since the issues raised by the Staff in Comments 2 and 3 are interrelated, we have responded to both such comments in a combined response as presented below.

We have reviewed your comments with respect to the debt conversion feature for the subordinated convertible notes, and applied the guidance in EITF Issue 00-19 in evaluating whether it is an embedded derivative that should be separated from the debt host and accounted for at fair value under SFAS 133.  We concluded that the debt conversion feature is not an embedded derivative that should be separated from the debt host and accounted for at fair value under SFAS 133.  Our analysis is provided below.

EITF Issue 00-19 does not define the meaning of the term “conventional convertible debt” or what is meant by “a fixed number of shares”.  That issue is addressed in paragraph 8 of EITF Issue 05-02, as follows:

“… the Task Force reached a consensus that instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered “conventional” for purposes of applying Issue 00-19.  Instruments that contain “standard” antidilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares.  Standard antidilution provisions are those that result in adjustments to the conversion ratio in the event of an equity restructuring transaction (as defined in the glossary of Statement 123(R) ) that are designed to maintain the value of the conversion option.”

The subordinated convertible notes contain antidilution provisions related to the effect of common stock reclassifications, stock splits, combinations, dividends, and similar re-organization transactions.  The subordinated convertible notes also contain a provision that, in the event that the Company issues shares at a price of less than $2.25 per share, the conversion price is reduced based on a formula as specified in the subordinated convertible notes.  In our calculations of various scenarios under the formula specified in the subordinated convertible notes, there was no adjustment whatsoever to the initial conversion price of $1.55 per share unless and until stock is issued for a price of less than $1.55 per share, i.e., any issuance of shares at a price of less than $2.25 per share but equal to or greater than $1.55 per share does not generate a reduction in the $1.55 conversion price.  The issuance of shares at a price of less than $1.55 per share would reset downward the conversion price of the subordinated convertible notes into a fixed number of shares, such that the holders of the subordinated convertible notes would, as far as practical, still be in the same relative position that they were in before any such stock issuance.

As acknowledged by the Staff in its letter dated September 28, 2006, the issuance of shares is solely within the Company’s control.  Furthermore, the provision reducing the conversion price is intended to keep the holders of the subordinated convertible notes, as far as practical, in the same relative position that they were in with respect to the Company’s equity capital (assuming conversion of the subordinated convertible notes into stock at the conversion price) prior to any such issuance of stock below the initial conversion price of $1.55 per share.  We have therefore concluded that the subordinated convertible notes are convertible into a “fixed number of shares” and should be considered as a conventional convertible debt.  Accordingly, the requirements of EITF 00-19 were not applicable and it therefore was not necessary to bifurcate the conversion option.

We acknowledge that the definition in Statement 123(R) does not specifically include the issuance of shares at a price less than the original conversion price.  However, we understand that the Staff would view as acceptable an adjustment of the conversion price based on a formula that is intended to keep the holder, as far as practical, in the same relative position that they were in prior to any sale of stock at a lower price.

Paragraph 4 of EITF 05-02 acknowledges that because the term “conventional convertible debt” was not defined in detail in EITF 00-19, there is diversity in practice in evaluating whether convertible debt instruments were considered conventional for purposes of determining whether those debt instruments qualified for the exception in paragraph 4 of EITF 00-19.  EITF 05-02 was intended to address the lack of clear guidance on this specific topic, which it has (partially) done, although it does not articulate the notion of a “keep whole” formula adjustment being acceptable (although we understand the Staff believes it should be).

Notwithstanding the above analysis, we conducted an evaluation of the debt conversion feature contained in the subordinated convertible notes, including the note issued to Broadband Capital Management LLC.  The Company retained an independent qualified valuation firm to assist it in analyzing and evaluating the debt conversion feature.

After consulting with such valuation firm, we determined that the debt conversion feature consisted of a path-dependent American exotic option with a changing strike price.  To value such debt conversion feature, the valuation consultant utilized a valuation model consisting of a Binomial Lattice Model with monthly time steps customized to incorporate the resetting characteristics referred to in the subordinated convertible notes.

A summary of the value of the debt conversion feature at July 28, 2005, the date the subordinated convertible notes were issued, and at subsequent quarterly period ends, is as follows:

Date	Value	Period-to-Period Change in Value - Income (Expense)

July 28, 2005	$99,000	— *
September 30, 2005	$100,000	$(1,000)
December 31, 2005	$94,000	$6,000
March 31, 2006	$193,000	$(99,000)
June 30, 2006	$221,000	$(28,000)

*If it had been determined to be an embedded derivative, the $99,000 would have been recorded as a credit to derivative liability and as a debit balance offset to the $31,460,500 of subordinated convertible notes payable issued on July 28, 2005, and the debit balance would have been amortized to operations over a period of four years at the rate of $2,062 per month.  Based on the above analysis, the Company believes that it was not appropriate to record the $99,000 credit to derivative liability, and that furthermore, such amount was and continues to be immaterial to the Company’s consolidated financial statements.

ARTISTdirect, Inc. and subsidiaries

Condensed Consolidated Balance Sheets

	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006

Assets

Total current assets	$7,136,000	$8,727,000	$9,526,000	$13,624,000

Property and equipment, net	1,930,000	1,945,000	2,450,000	2,507,000

Intangible and other assets, net	45,065,000	43,860,000	42,481,000	41,258,000

	$54,131,000	$54,532,000	$54,457,000	$57,389,000

Liabilities and Stockholders’ Equity (Deficiency)

Total current liabilities	$3,324,000	$8,667,000	$24,177,000	$13,377,000

Total long-term liabilities	45,723,000	43,929,000	41,038,000	39,270,000

Total stockholders’ equity (deficiency)	5,084,000	1,936,000	(10,758,000)	4,742,000

	$54,131,000	$54,532,000	$54,457,000	$57,389,000

ARTISTdirect, Inc. and subsidiaries

Condensed Consolidated Statement of Operations Data

	Year Ended	Three Months Ended
	December 31,	September 30,	December 31,	March 31,	June 30,
	2005	2005	2005	2006	2006

Income (loss) from operations	$1,397,000	$433,000	$745,000	$(402,000)	$147,000

Other income (expense), net	(1,900,000)	(768,000)	(1,142,000)	(15,935,000)	2,319,000

Income (loss) from continuing operations before income taxes	(503,000)	(335,000)	(397,000)	(16,337,000)	2,466,000

Provision (benefit) for income taxes	241,000	336,000	(95,000)	100,000	161,000

Income (loss) from continuing operations	(744,000)	(671,000)	(302,000)	(16,437,000)	2,305,000

Income from discontinued operations	20,808,000	—	—	—	—

Net income (loss)	$20,064,000	$(671,000)	$(302,000)	$(16,437,000)	$2,305,000

Our analysis, based on the Company’s consolidated financial statement information (as presented above), is that the value of the debt conversion feature at each quarterly period end, the quarterly change in the value of the debt conversion feature, and the charge to operations relating to the amortization of the initial balance, were immaterial to the consolidated financial statements for all quarterly periods from July 28, 2005 through June 30, 2006.

The Company will review its conclusions as noted above each quarter continuing with the quarterly period ending September 30, 2006, based on a further analysis, and will reconsider its position on this matter depending on a change in future conditions.

In summary, it is our conclusion that the debt conversion feature is not an imbedded derivative and that the instrument is a conventional convertible debt, and that even if the debt conversion feature was deemed to be an embedded derivative, the value of such feature would not be material.

4.                                       We have read and considered your response to comment four and note your outside valuation specialist valued the warrants initially using the Black-Scholes option-pricing model.  Had you applied the same valuation method at year end, it would appear that your accrued warrant liability would have been impacted given the increased fair value of your common stock.  As such, it is unclear why you did not perform an updated Black-Scholes analysis.  Please clarify how the methodology used by your valuation specialists at year end complies with SFAS 123.

Response to Comment 4:

Given the relatively short period of time between the closing of the MediaDefender transaction on July 28, 2005 and the Company’s fiscal year-end of December 31, 2005, the Company considered whether there had been any change in the fair value of the warrants issued in the MediaDefender transaction at September 30, 2005 and at December 31, 2005.

The Company considered whether to perform an updated Black-Scholes analysis of the warrants and determined that it was more appropriate to take an entity-based “macro” view of the changes in its business and prospects during the five-month period from August through December 2005.  The Company’s operating performance during such period was relatively consistent with historical results and was within the projected budget parameters.  In addition, there was no change in market conditions relating to the value of the Company’s business units or its outlook, or in any other factor that would affect the value of the Company.

For the reasons described in the Company’s previous response letter dated August 4, 2006 (comments 4 and 5), the Company had determined that it was advisable to retain an outside independent valuation firm to determine the fair value of the Company’s common equity, as well as the fair value of the warrants issued as part of financing transactions related to the acquisition of MediaDefender, all as of July 28, 2005.  Accordingly, in late August 2005, the Company retained an independent valuation firm, Sanli Pastore & Hill, Inc. (“SPH”), which specializes in analyzing and rendering valuation opinions under such circumstances.  SPH had no financial interest in such transaction, other than as an independent valuation consultant.  SPH was retained to provide an independent evaluation as to the fair value of the Company, based on SPH’s determination of appropriate input variables that it deemed appropriate under the circumstances.  SPH was not retained nor directed to provide an opinion with respect to a specific value or range of values predetermined by the Company.  A copy of SPH’s report entitled “Business Valuation of Certain Equity Instruments” was attached as Exhibit 2 to the Company’s previous response letter dated August 4, 2006.

SPH conducted its own analysis of the transaction and the value of the Company at July 28, 2005, including an analysis of competition, the marketplace, the history of the Company, a review of the Company’s stock market prices and trading volume, and a review of the Company’s business plan, projections and related assumptions.  SPH determined the fair value of the Company’s common stock at July 28, 2005.  In addition, in performing its work, SPH also determined the value of each of the various warrants issued in the transaction using the Black-Scholes option-pricing model, based on input variables that they deemed appropriate under the circumstances.

The Company consulted with SPH regarding whether there had been a change at September 30, 2005 or at December 31, 2005 in the value of the Company or the equity instruments issued by the Company in conjunction with the MediaDefender transaction in July 2005.  At the Company’s request, SPH conducted an updated review of the Company during August through December 2005, which included a review of the previous assumptions, procedures and calculations utilized by such firm to determine the value of the Company and the equity instruments issued as of July 28, 2005.  SPH also reviewed its original volatility calculations and determined that there was no significant change resulting from the incorporation of data for the five-month period from August through December 2005, due to the fact that an extended period of time was used in the original volatility calculations (i.e., five and seven year periods).  As a result of this updated review, SPH concluded that there had been no change in the overall value of the Company or its individual business units at September 30, 2005 or at December 31, 2005, and that, in SPH’s opinion, a recalculation of the value of each of the warrants that were originally issued in conjunction with the MediaDefender transaction in July 2005 was not necessary nor appropriate at September 30, 2005 or at December 31, 2005.  Therefore, an updated Black-Scholes calculation was not performed.

SPH issued a written report dated March 28, 2006 that updated their report entitled “Business Valuation of Certain Equity Instruments” confirming their opinion as to this matter, which was attached as Exhibit 4 to the Company’s previous response letter dated August 4, 2006.  Based on such determination, the Company did not record any change to the warrant liability at December 31, 2005.  The Company began adjusting the value of the warrant liability during the three months ended March 31, 2006, and continued to do so for each quarterly period thereafter.

Consistent with SPH’s conclusion, subsequent to the acquisition of MediaDefender in July 2005, trading in the Company’s common stock continued to be limited and sporadic, as well as relatively static, during August through December 2005, as shown below.  Furthermore, it should be noted that in no month during the period from July through December 2005 did the total shares traded (as noted below) ever reach even 10% of the total shares issued and outstanding during such period, which ranged from 3,502,000 shares at the beginning of July 2005 to 4,861,000 shares at the end of December 2005.

Month	Closing Share Price Trading Range		Weighted Average Price Per Share	Total Shares Traded		Average Daily Share Trading Volume	Number of Trading Days with No Activity	Number of Trading Days in Month

July	$1.47-3.50	*	$2.58	58,700		2,935	6	20
August	$2.00-2.97		$2.43	169,900		7,387	3	23
September	$1.90-2.50		$2.20	38,300		1,824	8	21
October	$2.40-2.95		$2.70	301,300		14,348	2	21
November	$2.35-2.80		$2.50	12,600		600	12	21
December	$2.00-3.30	**	$2.53	173,000	***	8,238	4	21

*The common stock closed above $3.00 for only four days in July 2005.
**The common stock closed above $3.00 for only two days in late December 2005.
***Excludes trading with respect to 250,000 shares in late December 2005 which were issued upon conversion of $387,500 of subordinated convertible notes payable issued in conjunction with the MediaDefender transaction.

***************

If you have any questions on the foregoing, please do not hesitate to contact David I. Sunkin, Esq. of Sheppard, Mullin, Richter & Hampton LLP at 213-617-4252.

Sincerely, Robert N. Weingarten Chief Financial Officer ARTISTdirect, Inc.